Filed by: PDC Energy, Inc.

(Commission File No.: 001-37419)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: SRC Energy Inc.

(Commission File No.: 001-35245)

On January 2, 2020, PDC Energy, Inc. distributed the following information to its employees:

To:	All PDC Employees
From:	InsidePDC
Subject:	Your Action Requested: Vote “FOR” the Proposals on Your Proxy Card
Date Distributed:	Jan. 2, 2020

Dear PDC Employees:

PDC Energy and SRC Energy will each hold a special meeting of their respective stockholders to approve the merger between the two companies. Both of PDC’s and SRC’s special meetings of stockholders will be held at the same time on January 13, 2020. If the required proposals are approved by an affirmative vote of each company’s stockholders, the closing for the merger is expected to occur the following day on January 14, 2020.

Your management and the Board strongly believe a successful combination between the two companies will help to grow PDC and enhance its position as a premier operator in the DJ and Delaware Basins. Therefore, if you are eligible to vote shares in connection with PDC’s Special Meeting, please vote your proxy card! Be sure to vote “FOR” the two proposals to adopt the merger agreement and approve the issuance of shares, as unanimously recommended by your Board.

Confirm You Have Received All Proxy Cards

We also encourage all employee shareholders to confirm they have received proxy cards that cover ALL PDC shares in which you are entitled to vote. For example, some employees may hold shares with multiple brokers (i.e., Fidelity and E*Trade), and therefore will need to vote all shares in each of the brokerage accounts. When you receive a proxy card, the amount of shares you are voting is included on the proxy card. This way, you can track all the shares you are voting.

How to Vote

You can vote by internet, telephone or mail by following the instructions on your proxy card.

The Last Proxy Card Submitted Counts!

If you send in more than one proxy card (or vote via phone or internet), only the last vote submitted on a certain tranche of shares will count.

Have Questions or Need Assistance?

If you have not received proxy materials that cover all your eligible voting shares, please contact our proxy solicitor, MacKenzie Partners, Inc., toll-free at 800-322-2885 or at 212-929-5500, and/or contact your broker directly. We are also here internally to answer any questions you may have. Please contact me or our Associate General Counsel, Julie Blaser, at 303-381-9490 or Julie.Blaser@pdce.com with questions.

Your vote is extremely important. Please vote all your shares in support of PDC’s merger with SRC by voting “FOR” the proposals on your proxy card.

Thank you for your continued support,

Nicole Martinet

Senior Vice President and General Counsel

Additional Information and Where to Find it

This document does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between PDC Energy, Inc. (“PDC”) and SRC Energy Inc. (“SRC”). In connection with the proposed transaction, PDC has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of PDC and SRC that also constitutes a prospectus of PDC. Each of PDC and SRC also plans to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Each of SRC and PDC has sent the definitive joint proxy statement/prospectus to its respective security holders seeking their approval of the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PDC AND SRC ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS AND WHEN THEY BECOME AVAILABLE, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE MATERIALS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PDC, SRC AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents and other documents containing important information about PDC and SRC, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PDC are available free of charge on PDC’s website at http://investor.pdce.com/sec-filings or by contacting PDC’s Senior Director of Investor Relations by email at michael.edwards@pdce.com, or by phone at 303-860-5820. Copies of the documents filed with the SEC by SRC are available free of charge on SRC’s website at https://ir.srcenergy.com/investor-relations or by contacting SRC’s Investor Relations Manager by email at jrichardson@srcenergy.com, or by phone at 720-616-4308.

Certain Information Concerning Participants

PDC, SRC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of PDC is set forth in PDC’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 17, 2019. Information about the directors and executive officers of SRC is set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on March 28, 2019. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC when such materials become available. Investors should read the definitive joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from PDC or SRC using the contact information indicated above.

Cautionary Statement Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than historical facts, that address activities that PDC or SRC assumes, plans, expects, believes, intends or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. The forward-looking statements are based on PDC’s or SRC’s management’s current beliefs and assumptions, based on currently available information, as to the outcome and timing of future events, including this proposed transaction. These forward-looking statements involve certain risks and uncertainties that could cause the results to differ materially from those expected, expressed or implied by the management of PDC or SRC. These include the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction that could reduce anticipated benefits or cause the parties to abandon the proposed transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of PDC may not approve the merger agreement and the issuance of new shares of common stock in the proposed transaction or that shareholders of SRC may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of PDC’s securities or SRC’s securities, the risk of any unexpected costs or expenses resulting from the proposed transaction, the outcome of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of PDC and SRC to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending proposed transaction could distract management of both entities and they will incur substantial costs, the risk that the combined company may not operate as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or that it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond PDC’s or SRC’s control, including those detailed in PDC’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on its website at http://investor.pdce.com/sec-filings and on the SEC’s website at http://www.sec.gov, and those detailed in SRC’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on SRC’s website at https://ir.srcenergy.com/investor-relations and on the SEC’s website at http://www.sec.gov.